Exhibit 17.1

VIA Electronic Mail
April 21, 2011

Board of Directors and Audit Committee of China Integrated Energy, Inc.
care of Mr. Xincheng Gao
Chairman and Chief Executive Officer
China Integrated Energy, Inc.
Dongxin Century Square, 7th Floor
Hi-Tech Development District
Xi’an, Shaanxi Province, People’s Republic of China

Re:  Larry Goldman Resignation from the Board of Directors

Dear Mr. Chairman:

Please consider this letter as formal notice of my resignation as a member of the Board of Directors of China Integrated Energy, Inc. (“CBEH” or the “Company”), effective immediately.

As you know, numerous allegations of a serious nature have been published recently, some of which question the conduct of CBEH’s management and certain business operations of the Company. On March 28, 2011, the Company issued a press release that, among other things, denied all of these allegations and stated that the Audit Committee of the Board had authorized and would launch an independent investigation into these allegations.  The Audit Committee subsequently engaged Pillsbury Winthrop Shaw Pittman LLP, Deloitte Financial Advisory Services LLP and King and Wood to conduct this investigation.

My understanding is that the fieldwork for this independent investigation started April 11, 2011 and a team of investigators from Pillsbury Winthrop, Deloitte and King and Wood were present at the Company’s offices to begin work on this investigation.  Information requests were sent to the Company in advance.  Thereafter, Pillsbury Winthrop advised the Audit Committee in writing and orally (a copy of their letter is attached) that management had refused to cooperate and supply the information requested by Pillsbury Winthrop and therefore they could no longer continue the investigation in a manner that would meet their professional standards of conducting an independent investigation.  As a result, Pillsbury Winthrop has resigned from its engagement.

These events lead me to the conclusion that I cannot continue to serve as a director of CBEH.  Accordingly, I resign my position as director and as Chairman of the Audit Committee, effective immediately.

In accordance with Item 502 of Form 8-K promulgated under the Securities and Exchange Act of 1934, I request that you disclose the contents of this letter in a current report on Form 8-K and that you file a copy of this letter with its attachment as an exhibit to that Form 8-K.   Please immediately confirm your commitment to do so and provide me a copy of the Form 8-K.

Very truly yours,
/s/ Larry Goldman
Larry Goldman
Attachment

2300 N Street, N.W. Washington, D.C. 20037-1128	Tel 202.663.8000 Fax 202.663.8007 www.pillsburylaw.com

April 21, 2011

Charles J. Landy
Professional Corporation
Tel 202.663.8358
Fax. 202.663.8359
charles.landy@pillsburylaw.com
By Electronic Mail

The Audit Committee of
  China Integrated Energy, Inc.
7F, Dongxin Century Plaza
Hi-Tech Development Zone
Xi’an City, Shaanxi Province
China 710043

Attention:	Mr. Larry Goldman Chairman

Dear Larry:

This is to advise the Audit Committee that this firm resigns as Special Counsel to the Committee effective immediately. I have been authorized by Deloitte Financial Advisory Services LLP and King & Wood to advise that each firm has resigned in this engagement effective immediately. For ease of reference, the three firms are referred to in this letter as “We” or the “Team.”

The Team has determined to resign for, among other reasons, the following:

1. On April 7, we served a document hold notice on an executive officer requesting, among other things, that persons in possession of relevant documents acknowledge receipt to us of the document hold notice. We did not receive any acknowledgements.

2. We served a request on an executive officer for relevant hard copy documents on April 7. Management provided us with a limited number of such documents during the week of April 11.

3. On April 11, the Team requested that it begin imaging computer hard drives of management and Company servers. Management declined our request. Counsel for the Company offered to have hard drives and servers imaged and itself retain the imaged electronic data. We told counsel that, in order to preserve the independence and integrity of the investigation, the Team must be in possession of such electronic data. Management refused our demand. In addition, management declined our request to copy the general ledger data on the Company’s financial server and provided incomplete information concerning the Company’s third party email service provider.

The Audit Committee of
  China Integrated Energy, Inc.
April 21, 2011

4. Management delayed in paying a retainer to Deloitte and has failed to pay a retainer to King & Wood as provided in its engagement letter.

5. We requested the opportunity to interview various individuals beginning on April 11. Our requests were granted only in limited part.

In the view of the above, the Team has concluded that the obstruction of the Audit Committee’s investigation by management has resulted in no possibility that the investigation can be conducted with independence, integrity and any likelihood of preparing a fair and comprehensive report on the issues.

It has been a pleasure to work with you and the Committee. Despite management’s failure to cooperate, each of our firms has benefitted from your informed, steady and determined hand guiding the Committee in the conduct of the best investigation possible.

Sincerely,
/s/ Charles J. Landy
Charles J. Landy (CAS)